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                        May 2, 2023

       CERTIFIED MAIL
       RETURN RECEIPT REQUESTED

       Gaga Gvenetatdze
       Chief Executive Officer
       Kheoba Corp.
       24 Vazha-Pshavela St.
       Tbilisi, Georgia 0105

                                                        Re: Kheoba Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed July 28, 2022
                                                            File No. 333-263020

       Dear Gaga Gvenetatdze:

               It has been more than nine months since you last amended this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

                                                  amend it to comply with the
applicable requirements of the Securities Act of 1933, the rules and regulations under the Act,
and the requirements of the form; or

                                                  file a request for
withdrawal.

              If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

              If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.

              Please contact Marion Graham at 202-551-6521 or Jan Woo at 292-551-3453 with any questions.




                        Sincerely,
 Gaga Gvenetatdze
Kheoba Corp.
May 2, 2023
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Comapany NameKheoba Corp.
                                     Division of Corporation Finance
May 2, 2023 Page 2                   Office of Technology
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